Exhibit 99.1

AMARIN ANNOUNCES INITIATION OF CARDIOVASCULAR DEVELOPMENT
STRATEGY

Capitalizing on Known Therapeutic Benefits of Unsaturated Fatty Acids
 in Cardiovascular Disease

LONDON, United Kingdom, October 10, 2007– Amarin Corporation plc (NASDAQ: AMRN) today announced that it has initiated a cardiovascular development strategy to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease. Amarin plans to utilize its extensive know-how and experience in lipid science to develop a series of products targeting the vascular system, endothelial dysfunction and vascular re-modeling.

Dr. Declan Doogan, Amarin’s President of Research and Development commented “Building on an extensive knowledge base in cardiovascular disease, we plan to leverage our expertise in lipid science to create new therapies from our existing family of compounds. We are fortunate to have the know-how, the resources and the ability to draw on an extensive knowledge network in cardiovascular disease.”

Rick Stewart, Chief Executive Officer, commented “While neurology remains Amarin’s core focus, the new cardiovascular strategy capitalizes on existing assets which already have an established safety and efficacy profile in Japan. Consequently, this is a logical extension from Amarin’s existing therapeutic base for ultra-pure EPA and its derivatives. The expansion of Amarin’s therapeutic reach into diseases with a significantly greater prevalence than neurological disease enhances our development portfolio mix and creates added value from our lipid technology platform.”

Amarin intends to commence a series of clinical trials with AMR 101 (97% pure EPA) in dyslipidemia, the first of which will commence by the end of this year. In addition, Amarin intends to commence investigation of new compounds from its existing development portfolio for the treatment of metabolic syndrome and dyslipidemia. Further information on dyslipidemia and metabolic syndrome is included later in this press release.

Amarin believes that proof of concept with AMR 101 in cardiovascular disease can be established relatively quickly and inexpensively as efficacy is measured by well defined biochemical endpoints. This will enable rapid progress of effective compounds into the final stages of development. These programs will be designed and executed by an experienced and innovative drug development team.

In excess of two million patients in Japan have been prescribed ultra-pure EPA for the treatment of high triglyceride levels (a component of dyslipidemia) since its approval. The safety profile of ultra-pure EPA is very good, especially in comparison to other triglyceride lowering agents such as fibrates, statins and niacin.

It is estimated that total U.S. pharmaceutical sales in the cardiovascular segment in 2006 were approximately $43.7 billion. The dyslipidemia market, excluding statins, was estimated at approximately $2.2 billion in 2006, representing a compound annual growth rate of 31% since 2002.  The major driver of this growth is believed to be an overall broadening of dyslipidemia treatment beyond reduction in low density lipoprotein (LDL) cholesterol.

Endothelial dysfunction is a physiological dysfunction of normal biochemical processes carried out by the endothelium, the cells that line the inner surface of all blood vessels including arteries and veins (as well as the innermost lining of the heart).  Diseases associated with endothelial dysfunction are amenable to vascular remodeling by unsaturated fatty acids, like AMR 101.  Endothelial dysfunction is associated with significant morbidity resulting from diseases such as atherosclerosis, peripheral vascular disease, metabolic syndrome (a component of which is dyslipidemia), ischaemic heart disease and stroke.

AMR 101 is believed to impact on a number of biological factors in the body such as anti-inflammatory mechanisms, cell membrane composition and plasticity, triglyceride levels and regulation of glucose metabolism.

About Dyslipidemia
Dyslipidemia may be manifested by:
•	high levels of "bad" low-density lipoprotein (LDL) cholesterol,
•	high levels of triglycerides and
•	low levels of "good" high-density lipoprotein (HDL) cholesterol in the blood.

About metabolic syndrome
Metabolic syndrome is characterized by a group of metabolic risk factors in one person. They include:
•	insulin resistance or glucose intolerance
•	dyslipidemia
•	elevated blood pressure
•	obesity.

People with metabolic syndrome are at increased risk of coronary heart disease and other vascular disease (e.g., stroke and peripheral vascular disease) and type 2 diabetes. Metabolic syndrome has become increasingly common in the United States. It is estimated that over 50 million Americans have metabolic syndrome.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes two programs in Parkinson’s disease, one in epilepsy and one in memory and cognition.  Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease.  Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Disclosure Notice:
The information contained in this document is as of October 10, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.